For Immediate Release

Nordion Initiates Quarterly Dividend and Announces Normal Course Issuer Bid

Priorities are to Maintain a Strong Balance Sheet and Create Value for Shareholders

OTTAWA, CANADA – January 20, 2011 – Nordion Inc., a leading provider of products and services to the global health science market, today announced its Board of Directors has approved the introduction of a quarterly cash dividend and the reinstatement of a Normal Course Issuer Bid (NCIB) to repurchase outstanding common shares of the Company on the open market.

“Nordion recognizes the importance of maximizing returns to shareholders,” said Steve West, Chief Executive Officer, Nordion. “Our dividend and share buyback program underscore our commitment to this effort.”

The initial quarterly dividend of US$0.10 per share will be paid on April 1, 2011, to shareholders of record on March 17, 2011. Nordion’s Board of Directors will review the dividend policy from time to time taking into consideration the Company’s cash flow, earnings, working capital requirements, financial position and other relevant factors.

“Initiating a dividend at this time reflects our confidence in our business to generate consistent positive cash flows,” continued Mr. West. “We believe that the dividend is sustainable and appropriate taking into consideration our expected earnings and the need to maintain a healthy balance sheet.”

All dividends paid or credited by Nordion to Canadian residents will be designated as eligible dividends in accordance with the Canadian Income Tax Act. Dividends paid or credited to non-residents of Canada are subject to a 25% withholding tax unless reduced by treaty. Under the current Canada–U.S. tax treaty, the withholding tax rate on dividends is reduced to 15%. Taxation of dividends paid to U.S. residents is governed by the Internal Revenue Code. It is recommended that shareholders consult a tax advisor to determine any tax consequences of receiving dividends from Nordion.

Nordion ended its 2010 fiscal year with cash and cash equivalents of US$122.8 million. In addition, the Company’s outstanding debt is offset by a financial instrument that meets funding obligation requirements. Nordion plans to fund dividend payouts from free cash flow, and is pursuing a credit facility as an additional source of liquidity to support business operations.

Normal Course Issuer Bid
Nordion has been authorized by the Toronto Stock Exchange (TSX) to purchase for cancellation up to 5,677,108 common shares of its 67,238,653 common shares outstanding as of January 12, 2011.  The authorized number of shares for repurchase represents approximately 10% of Nordion’s public float and 8% of its outstanding common shares. Annual purchases to a maximum of US$65 million under the NCIB may begin on January 26, 2011 and will end no later than January 25, 2012. Subject to any block purchases made in accordance with the TSX, daily purchases will be limited to 21,209 common shares, which represent 25% of the average daily trading volume on the TSX for the most recent six calendar months.

Nordion intends to enter into an automatic share purchase plan (ASPP) under which our broker purchases shares in accordance with the policies of the applicable exchange that the common shares are purchased on and based on guidelines the Company provides the broker at the time the ASPP is established.  The ASPP may be cancelled or modified only during periods in which the Company is not in possession of material non-disclosed information. Subject to required regulatory approvals, purchases will be made on the open market through the facilities of the TSX and the New York Stock Exchange (NYSE) in accordance with their respective rules. Approval of the bid is not required from the NYSE. The price to be paid will be the market price at the time of acquisition.

Directors and senior officers of the Company have advised that they currently do not intend to sell shares during the course of the NCIB.

Nordion believes that, depending on the trading price of its shares and other factors, the purchase of some of the Company’s common shares under an NCIB for cancellation is an appropriate use of cash and in the best interest of Nordion and its shareholders.

About Nordion Inc.
Nordion Inc. (TSX: NDN; NYSE: NDZ) is a global specialty health science company that provides market-leading products and services used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes, targeted therapies and sterilization technologies that benefit the lives of millions of people in more than 60 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has more than 600 highly skilled employees in four locations. Find out more at www.nordion.com.

Forward Looking Statements
Certain statements contained in this news release constitute "forward-looking statements". These statements are based on current beliefs and assumptions of management, however are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from the forward-looking statements in this news release. For additional information with respect to certain of these beliefs, assumptions, risks and uncertainties, please refer to Nordion’s Annual Information Form for fiscal 2010 available on SEDAR at www.sedar.com and on EDGAR on www.sec.gov.

CONTACTS:
INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

MEDIA:
Tamra Benjamin
(613) 592-3400 x. 1022
tamra.benjamin@nordion.com

SOURCE: Nordion